SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                                  FORM 12B-25

                       Commission File Number   1-0032389

                          NOTIFICATION OF LATE FILING

[X] Form 10-K  [ ] Form 11-K  [ ] Form 20-F [ ] Form 10-Q  [ ] Form N-SAR

                       For Period Ended: April 30, 2007

[ ] Transition Report on Form 10-K [ ] Transition Report on Form 10-Q
[ ] Transition Report on Form 20-F [ ] Transition Report on Form N-SAR


       For the Transition Period Ended: _______________________________________

       Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

       If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:
_______________________________________________________________________________

                                    PART I
                            REGISTRANT INFORMATION

Full name of registrant                 Prevention Insurance.com
Former name if applicable
Address of principal executive office   22770 South Maryland Parkway, Suite 416
City, state and zip code                Las Vegas, Nevada 89109


                                    PART II
                            RULE 12B-25 (B) AND (C)

       If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25 (b), the following should be completed. (Check box if appropriate.)


[ ] (a) The reasons described in reasonable detail in Part  III  of  this  form could not  be  eliminated  without unreasonable effort or expense;
[X] (b) The  subject  annual report, semi-annual report, transition  report  on
	Form 10-K, 20-F, 11-K or Form 10-Q, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
[ ] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.


                                   PART III
                                   NARRATIVE

       State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period.

       The registrant is in the process of working with the auditor to complete the audit of the financial information of the Company. The process of compiling and disseminating the information required to be included in the Form 10-kSB for fiscal year 2007, as well as the completion of the
required   audit  of   the  Company's  financial  information,   could  not  be
completed  without incurring   undue   hardship  and  expense.  The  registrant
undertakes the responsibility to file such annual report no later than fifteen days after its original date.

                                    PART IV
                               OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification


     Scott Goldsmith             (702) 		        732-2758
         (Name)              (Area   Code)        (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                                        [X] Yes  [ ] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                        [ ] Yes  [X] No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.



                           Prevention Insurance.com
                  Name of Registrant as Specified in Charter.

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

                                                     Prevention Insurance.com

Dated:  July 30, 2007                         By:    /s/  Scott Goldsmith
                                                     --------------------
                                                     Scott Goldsmith
                                                     President